UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): __ Form 10-K __ Form 20-F __ Form 11-K XX Form 10-Q __ Form 10-D __ Form N-SAR __ Form N-CSR

For Period Ended: June 30, 2013

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sound Financial Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

2005 Fifth Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

XX (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on

    Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of Sound Financial Bancorp, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the six months ended June 30, 2013 (the “Quarterly Report”) has been delayed due to a communications failure unrelated the Company’s business operations that resulted in the untimely delivery of the Company’s representation letter to its accountants that could not be avoided without unreasonable effort or expense.  The Company intends to file the Quarterly Report as soon as practicable within the prescribed filing period allowed by this form.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew P. Deines                        (206)                                       448-0884
      (Name)                                    (Area Code)                           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

XX Yes                        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes                        XX No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * *

Sound Financial Bancorp, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2013                                            By: /s/ Matthew P. Deines
                                                       Its:   Chief Financial Officer